Exhibit 10.48
SUMMARY OF INCENTIVE COMPENSATION PLAN
As of March 2007
     The intent of the incentive compensation plan is to align management and shareholder interests and to provide incentives for management to increase shareholder value, make sound judgments on allocation of capital and carry out accretive transactions.
     The amount of the cash bonuses payable under the incentive compensation plan, if any, will be based solely upon the return on shareholders’ equity (“ROE”), defined as (i) the sum of (A) the Company’s GAAP net income per share (1), and (B) transaction accretion/dilution per share, divided by (ii) per share book value at the beginning of the year (2). ROE will be expressed as a percentage.
     Under the incentive compensation plan, no payout will occur unless a minimum ROE of 5% has been met, in which case executive officers would receive a bonus equal to 25% of salary. The amount of cash bonuses to be paid will be based on a sliding scale and will increase as the Company’s ROE increases beyond the minimum threshold. If the modified ROE is 15%, executive officers will earn a cash bonus equal to 100% of salary. Bonuses for executive officers will increase in increments of 20% of salary for each additional 1% increase in ROE above 15%. For all other employees, the cash bonuses are subject to a maximum bonus.
     Cash bonuses earned under the incentive compensation plan will be paid early in the year following performance after financial results for the year have been determined.

(1)	The Compensation Committee may adjust GAAP net income per share to exclude extraordinary items and changes in accounting treatment as it deems appropriate.

(2)	Excludes the deferred tax asset.